The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and underlying supplement do not constitute an offer to sell the notes and we are not soliciting an offer to buy the notes in any state where the offer or sale is not permitted.
Subject to Completion. Dated March 14, 2024
March 2024 Registration Statement No. 333-265158 Pricing Supplement dated March , 2024 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Unlike conventional debt securities, the Market-Linked Notes (the “notes”) will pay no interest. Instead, if the final underlier value is greater than the initial underlier value, at maturity investors will receive the stated principal amount plus a supplemental redemption amount equal to 100% of the appreciation of the underlier, subject to the maximum payment at maturity. However, if the final underlier value is less than or equal to the initial underlier value, at maturity investors will receive only the stated principal amount and will receive no supplemental redemption amount. The notes are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing and able to forgo current income and upside above the maximum payment at maturity in exchange for the repayment of principal at maturity plus the potential to receive a supplemental redemption amount, if any. The notes are unsecured and unsubordinated debt obligations of Barclays Bank PLC. Any payment on the notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (as described on page 4 of this document) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the notes. See “Risk Factors” and “Consent to U.K. Bail-in Power” in this document and “Risk Factors” in the accompanying prospectus supplement.

SUMMARY TERMS
Issuer:	Barclays Bank PLC
Reference asset*:	S&P 500® Index (Bloomberg ticker symbol “SPX<Index>”) (the “underlier”)
Aggregate principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	March 28, 2024
Original issue date:	April 3, 2024
Valuation date†:	March 31, 2027
Maturity date†:	April 5, 2027
Interest:	None
Payment at maturity:

You will receive on the maturity date a cash payment per note determined as follows:

•     If the final underlier value is greater than the initial underlier value:

the lesser of (a) $1,000 + supplemental redemption amount and (b) maximum payment at maturity

•     If the final underlier value is less than or equal to the initial underlier value:

$1,000

In no event will the payment at maturity be less than the stated principal amount or greater than the maximum payment at maturity. Any payment on the notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

U.K. Bail-in Power acknowledgment:	Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page 4 of this document.
Maximum payment at maturity:	At least $1,231.00 per note (at least 123.10% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Supplemental redemption amount:	$1,000 × participation rate × underlier return
Participation rate:	100%
Underlier return:	(final underlier value – initial underlier value) / initial underlier value
Initial underlier value:	, which is the closing level of the underlier on the pricing date
Final underlier value:	The closing level of the underlier on the valuation date
Closing level*:	Closing level has the meaning set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement.
Calculation agent:	Barclays Bank PLC
Additional terms:	Terms used in this document, but not defined herein, will have the meanings ascribed to them in the prospectus supplement.
CUSIP / ISIN:	06745QBP3 / US06745QBP37
Listing:	The notes will not be listed on any securities exchange.
Selected dealer:	Morgan Stanley Wealth Management (“MSWM”)
Commissions and initial issue price:	Initial issue price(1)	Price to public(1)	Agent’s commissions	Proceeds to issuer
Per note	$1,000	$1,000	$25.00(2) $5.00(3)	$970.00
Total	$	$	$	$
(1)	Our estimated value of the notes on the pricing date, based on our internal pricing models, is expected to be between $931.40 and $961.40 per note. The estimated value is expected to be less than the initial issue price of the notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page 3 of this document.

(2)	Morgan Stanley Wealth Management and its financial advisors will collectively receive from the agent, Barclays Capital Inc., a fixed sales commission of $25.00 for each note they sell. See “Supplemental Plan of Distribution” in this document.

(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $5.00 for each note.

* If the underlier is discontinued or if the sponsor of the underlier fails to publish the underlier, the calculation agent may select a successor index or, if no successor index is available, will calculate the value to be used as the closing level of the underlier. In addition, the calculation agent will calculate the value to be used as the closing level of the underlier in the event of certain changes in or modifications to the underlier. For more information, see “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

† The valuation date may be postponed if the valuation date is not a scheduled trading day or if a market disruption event occurs on the valuation date as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” in the accompanying prospectus supplement. In addition, the maturity date will be postponed if that day is not a business day or if the valuation date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the notes and hold such notes for investment for a period of at least 30 days. Accordingly, the total principal amount of the notes may include a portion that was not purchased by investors on the original issue date. Any unsold portion held by our affiliate(s) may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page 10 of this document and beginning on page S-9 of the prospectus supplement. You should read this document together with the related prospectus, prospectus supplement and underlying supplement, each of which can be accessed via the hyperlinks below, before you make an investment decision.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this document is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our unsecured and unsubordinated obligations. The notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

Prospectus dated May 23, 2022	Prospectus Supplement dated June 27, 2022	Underlying Supplement dated June 27, 2022

Barclays Capital Inc.

Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Additional Terms of the Notes

You should read this document together with the prospectus dated May 23, 2022, as supplemented by the prospectus supplement dated June 27, 2022 relating to our Global Medium-Term Notes, Series A, of which the notes are a part, and the underlying supplement dated June 27, 2022. This document, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated May 23, 2022: http://www.sec.gov/Archives/edgar/data/312070/000119312522157585/d337542df3asr.htm

▪	Prospectus supplement dated June 27, 2022: http://www.sec.gov/Archives/edgar/data/0000312070/000095010322011301/dp169388_424b2-prosupp.htm

▪	Underlying supplement dated June 27, 2022: http://www.sec.gov/Archives/edgar/data/0000312070/000095010322011304/dp169384_424b2-underl.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this document, “we,” “us” and “our” refer to Barclays Bank PLC.

In connection with this offering, Morgan Stanley Wealth Management is acting in its capacity as a selected dealer.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the pricing date is expected to be less than the initial issue price of the notes. The difference between the initial issue price of the notes and our estimated value of the notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes. These other costs will include a fee paid to LFT Securities, LLC, an entity in which an affiliate of Morgan Stanley Wealth Management has an ownership interest, for providing certain electronic platform services with respect to this offering.

Our estimated value on the pricing date is not a prediction of the price at which the notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately 40 days after the initial issue date of the notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the notes and/or any agreement we may have with the distributors of the notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Risk Factors” beginning on page 10 of this document.

You may revoke your offer to purchase the notes at any time prior to the pricing date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their pricing date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

March 2024	Page 3

Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Consent to U.K. Bail-in Power

Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the notes such shares, securities or obligations); (iii) the cancellation of the notes and/or (iv) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest or any other amounts due on the notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders or beneficial owners of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors—Risks Relating to the Issuer—You may lose some or all of your investment if any U.K. bail-in power is exercised by the relevant U.K. resolution authority” in this document as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

March 2024	Page 4

Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Investment Summary

Market-Linked Notes

The Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027 (the “notes”) provide investors:

▪	An opportunity to gain exposure to the underlier

▪	The repayment of principal at maturity

▪	100% participation in any appreciation of the underlier over the term of the notes, subject to the maximum payment at maturity

▪	No exposure to any decline of the underlier

If the final underlier value is less than or equal to the initial underlier value, the payment at maturity per note will be the stated principal amount of $1,000. Any payment on the notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC and to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

Maturity:	Approximately three years
Participation rate:	100%
Maximum payment at maturity:	At least $1,231.00 per note (at least 123.10% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Interest:	None

Key Investment Rationale

The notes offer exposure to any positive performance of the underlier, subject to the maximum payment at maturity, and provide for the repayment of the principal amount at maturity.

Upside Scenario	The final underlier value is greater than the initial underlier value. In this case, at maturity, the notes pay the stated principal amount of $1,000 plus a return equal to 100% of the underlier return, subject to the maximum payment at maturity of at least $1,231.00 per note (at least 123.10% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Par Scenario	The final underlier value is less than or equal to the initial underlier value. In this case, at maturity, the notes pay the stated principal amount of $1,000 per note.
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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Selected Purchase Considerations

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if all of the following statements are true:

▪	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

▪	You anticipate that the final underlier value will be greater than the initial underlier value, and you are willing and able to accept the risk that, if it is not, you will not receive a positive return on your initial investment.

▪	You seek an investment that provides for the full repayment of principal at maturity.

▪	You understand and accept that any potential return on the notes is limited by the maximum payment at maturity.

▪	You are willing and able to accept the risks associated with an investment linked to the performance of the underlier, as explained in more detail in the “Risk Factors” section of this document.

▪	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the securities composing the underlier, nor will you have any voting rights with respect to the securities composing the underlier.

▪	You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the notes to maturity.

▪	You are willing and able to assume our credit risk for all payments on the notes.

▪	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The notes may not be an appropriate investment for you if any of the following statements are true:

▪	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

▪	You anticipate that the final underlier value will be less than or equal to the initial underlier value, or you are unwilling or unable to accept the risk that, if it is, you will not receive a positive return on your initial investment.

▪	You seek an investment with uncapped exposure to any positive performance of the underlier.

▪	You are unwilling or unable to accept the risks associated with an investment linked to the performance of the underlier, as explained in more detail in the “Risk Factors” section of this document.

▪	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the securities composing the underlier.

▪	You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the notes to maturity.

▪	You are unwilling or unable to assume our credit risk for all payments on the notes.

▪	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the notes. You should reach a decision whether to invest in the notes after carefully considering, with your advisors, the appropriateness of the notes in light of your investment objectives and the specific information set forth in this document, the prospectus, the prospectus supplement and the underlying supplement. Neither the issuer nor Barclays Capital Inc. makes any recommendation as to the appropriateness of the notes for investment.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

How the Market-Linked Notes Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes based on the following terms:

Stated principal amount:	$1,000 per note
Participation rate:	100%
Hypothetical maximum payment at maturity:	$1,231.00 per note (123.10% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.

Market-Linked Notes Payoff Diagram

Scenario Analysis

▪	Upside Scenario. If the final underlier value is greater than the initial underlier value, at maturity investors will receive the $1,000 stated principal amount plus 100% of the appreciation of the underlier from the initial underlier value to the final underlier value, subject to the maximum payment at maturity. Under the hypothetical terms of the notes, investors will realize the maximum payment at maturity at a final underlier value of 123.10% of the initial underlier value.

▪	For example, if the underlier appreciates by 3%, at maturity investors would receive a 3% return, or $1,030.00 per note.

▪	If the underlier appreciates by 50%, investors would receive only the hypothetical maximum payment at maturity of $1,231.00 per note, or 123.10% of the stated principal amount.

▪	Par Scenario. If the final underlier value is less than or equal to the initial underlier value, at maturity investors will receive the stated principal amount of $1,000 per note.

▪	For example, if the underlier depreciates by 50%, at maturity investors would receive the $1,000 stated principal amount per note.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and hypothetical total return at maturity on the notes. The “total return” as used in this document is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 stated principal amount to $1,000.00. The table and examples set forth below assume a hypothetical initial underlier value of 100.00 and a hypothetical maximum payment at maturity of $1,231.00 per note (123.10% of the stated principal amount) and reflect the participation rate of 100%. The hypothetical initial underlier value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual initial underlier value. Please see “S&P 500® Index Overview” below for recent actual values of the underlier. The actual initial underlier value and maximum payment at maturity will be determined on the pricing date. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below do not take into account any tax consequences from investing in the notes.

Final Underlier Value	Underlier Return	Payment at Maturity	Total Return on Notes
150.00	50.00%	$1,231.00	23.10%
140.00	40.00%	$1,231.00	23.10%
130.00	30.00%	$1,231.00	23.10%
123.10	23.10%	$1,231.00	23.10%
120.00	20.00%	$1,200.00	20.00%
110.00	10.00%	$1,100.00	10.00%
105.00	5.00%	$1,050.00	5.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
40.00	-60.00%	$1,000.00	0.00%
30.00	-70.00%	$1,000.00	0.00%
20.00	-80.00%	$1,000.00	0.00%
10.00	-90.00%	$1,000.00	0.00%
0.00	-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The value of the underlier increases from the initial underlier value of 100.00 to a final underlier value of 150.00.

Because the final underlier value is greater than the initial underlier value, the payment at maturity is calculated as follows:

the lesser of (a) $1,000 + supplemental redemption amount and (b) maximum payment at maturity

= the lesser of (a) $1,000 + ($1,000 × participation rate × underlier return) and (b) $1,231.00

First, calculate the underlier return:

underlier return = (final underlier value – initial underlier value) / initial underlier value = (150.00 – 100.00) / 100.00 = 50.00%

Next, calculate the supplemental redemption amount:

supplemental redemption amount = $1,000 × participation rate × underlier return = ($1,000 × 100% × 50.00%) = $500.00

Because $1,000 plus the supplemental redemption amount of $500.00 is greater than the maximum payment at maturity, the payment at maturity is equal to the maximum payment at maturity of $1,231.00 per note, representing a total return of 23.10% on the notes.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Example 2: The value of the underlier increases from the initial underlier value of 100.00 to a final underlier value of 105.00.

Because the final underlier value is greater than the initial underlier value, the payment at maturity is calculated as follows:

the lesser of (a) $1,000 + supplemental redemption amount and (b) maximum payment at maturity

= the lesser of (a) $1,000 + ($1,000 × participation rate × underlier return) and (b) $1,231.00

First, calculate the underlier return:

underlier return = (final underlier value – initial underlier value) / initial underlier value = (105.00 – 100.00) / 100.00 = 5.00%

Next, calculate the supplemental redemption amount:

supplemental redemption amount = $1,000 × participation rate × underlier return = ($1,000 × 100% × 5.00%) = $50.00

Because $1,000 plus the supplemental redemption amount of $50.00 is less than the maximum payment at maturity, the payment at maturity is equal to $1,050.00 per note, representing a total return of 5.00% on the notes.

Example 3: The value of the underlier decreases from the initial underlier value of 100.00 to a final underlier value of 50.00.

Because the final underlier value is less than or equal to the initial underlier value, the payment at maturity is equal to the stated principal amount of $1,000.00 per note. The investor does not receive any supplemental redemption amount, and the total return on the notes is 0.00%.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Risk Factors

An investment in the notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. Investing in the notes is not equivalent to investing directly in the underlier or any of the securities composing the underlier. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the notes unless you understand and can bear the risks of investing in the notes.

Risks Relating to the Notes Generally

▪	The notes do not pay interest and may not pay more than the stated principal amount. If the final underlier value is less than or equal to the initial underlier value, you will receive only the stated principal amount for each note you hold at maturity and will receive no supplemental redemption amount. As the notes do not pay any interest, if the underlier does not appreciate sufficiently over the term of the notes, the overall return on the notes (the effective yield to maturity) may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity. The notes have been designed for investors who are willing to forgo market fixed or floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlier.

▪	The appreciation potential of the notes is limited by the maximum payment at maturity. The appreciation potential of the notes is limited by the maximum payment at maturity of at least $1,231.00 per note (at least 123.10% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date. Because the payment at maturity will be limited to at least 123.10% of the stated principal amount for the notes, any increase in the final underlier value as compared to the initial underlier value by more than 23.10% (in the case where the maximum payment at maturity is 123.10% of the stated principal amount) of the initial underlier value will not further increase the return on the notes.

▪	Any payment on the notes will be determined based on the closing levels of the underlier on the dates specified. Any payment on the notes will be determined based on the closing levels of the underlier on the dates specified. You will not benefit from any more favorable value of the underlier determined at any other time.

▪	Investing in the notes is not equivalent to investing in the underlier or the securities composing the underlier. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the securities composing the underlier.

Risks Relating to the Issuer

▪	Credit of issuer. The notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the notes.

▪	You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority. Notwithstanding and to the exclusion of any other term of the notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the notes (or the trustee on behalf of the holders of the notes), by acquiring the notes, each holder and beneficial owner of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this document. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the notes losing all or a part of the value of your investment in the notes or receiving a different security from the notes, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the notes. See “Consent to U.K. Bail-in Power” in this document as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Risks Relating to the Underlier

▪	Adjustments to the underlier could adversely affect the value of the notes. The sponsor of the underlier may add, delete, substitute or adjust the securities composing the underlier or make other methodological changes to the underlier that could affect its performance. The calculation agent will calculate the value to be used as the closing level of the underlier in the event of certain material changes in or modifications to the underlier. In addition, the sponsor of the underlier may also discontinue or suspend calculation or publication of the underlier at any time. Under these circumstances, the calculation agent may select a successor index that the calculation agent determines to be comparable to the underlier or, if no successor index is available, the calculation agent will determine the value to be used as the closing level of the underlier. Any of these actions could adversely affect the value of the underlier and, consequently, the value of the notes. See “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

▪	Governmental legislative or regulatory actions, such as sanctions, could adversely affect your investment in the notes. Governmental legislative or regulatory actions, including, without limitation, sanctions-related actions by the U.S. or a foreign government, could prohibit or otherwise restrict persons from holding the notes or securities included in the underlier, or engaging in transactions in them, and any such action could adversely affect the value of the underlier. These legislative or regulatory actions could result in restrictions on the notes. You may lose a significant portion or all of your initial investment in the notes if you are forced to divest the notes due to government mandates, especially if such divestment must be made at a time when the value of the notes has declined.

Risks Relating to Conflicts of Interest

▪	Hedging and trading activity by the issuer and its affiliates could potentially adversely affect the value of the notes. The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the notes on or prior to the pricing date and prior to maturity could adversely affect the value of the underlier and, as a result, could decrease the amount an investor may receive on the notes at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial underlier value and, therefore, the value above which the underlier must close on the valuation date so that the investor receives a positive return on their initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could potentially affect the value of the underlier on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

▪	We and our affiliates, and any dealer participating in the distribution of the notes, may engage in various activities or make determinations that could materially affect your notes in various ways and create conflicts of interest. We and our affiliates play a variety of roles in connection with the issuance of the notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the notes.

In connection with our normal business activities and in connection with hedging our obligations under the notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the underlier or its components. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the notes.

In addition, the role played by Barclays Capital Inc., as the agent for the notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the notes and such compensation or financial benefit may serve as an incentive to sell the notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

Furthermore, the selected dealer or its affiliates will have the option to conduct a material portion of the hedging activities for us in connection with the notes. The selected dealer or its affiliates would expect to realize a projected profit from such hedging activities, and this projected profit would be in addition to any selling concession that the selected dealer realizes for the sale of the notes to you. This additional projected profit may create a further incentive for the selected dealer to sell the notes to you.

In addition to the activities described above, we will also act as the calculation agent for the notes. As calculation agent, we will determine any values of the underlier and make any other determinations necessary to calculate any payments on the notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of the underlier is to be determined; if the underlier is discontinued or if the sponsor of the underlier fails to publish the underlier, selecting a successor index or, if no successor index is available, determining any value necessary to calculate any payments on the notes; and calculating the value of the underlier on any date of determination in the event of certain changes in or modifications to the underlier. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the notes, and any of these determinations may adversely affect any payments on the notes.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Risks Relating to the Estimated Value of the Notes and the Secondary Market

▪	The notes will not be listed on any securities exchange, and secondary trading may be limited. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the notes in the secondary market but are not required to do so and may cease any such market making activities at any time, without notice. Even if a secondary market develops, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price, if any, at which you may be able to trade your notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the notes. In addition, Barclays Capital Inc. or one or more of our other affiliates may at any time hold an unsold portion of the notes (as described on the cover page of this document), which may inhibit the development of a secondary market for the notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

▪	The market price of the notes will be influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase or sell the notes in the secondary market. Although we expect that generally the value of the underlier on any day will affect the value of the notes more than any other single factor, other factors that may influence the value of the notes include:

o	the volatility (frequency and magnitude of changes in value) of the underlier;

o	dividend rates on the securities composing the underlier;

o	interest and yield rates in the market;

o	time remaining until the notes mature;

o	supply and demand for the notes;

o	geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the securities composing the underlier and that may affect the final underlier value; and

o	any actual or anticipated changes in our credit ratings or credit spreads.

The value of the underlier may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “S&P 500® Index Overview” below. You may receive less, and possibly significantly less, than the stated principal amount if you try to sell your notes prior to maturity.

▪	The estimated value of your notes is expected to be lower than the initial issue price of your notes. The estimated value of your notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your notes. The difference between the initial issue price of your notes and the estimated value of the notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, the estimated cost that we may incur in hedging our obligations under the notes, and estimated development and other costs that we may incur in connection with the notes. These other costs will include a fee paid to LFT Securities, LLC, an entity in which an affiliate of Morgan Stanley Wealth Management has an ownership interest, for providing certain electronic platform services with respect to this offering.

▪	The estimated value of your notes might be lower if such estimated value were based on the levels at which our debt securities trade in the secondary market. The estimated value of your notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of the notes is based on our internal pricing models, which may prove to be inaccurate and may be different from the pricing models of other financial institutions. The estimated value of your notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the notes may not be consistent with those of other financial institutions that may be purchasers or sellers of notes in the secondary market. As a result, the secondary market price of your notes may be materially different from the estimated value of the notes determined by reference to our internal pricing models.

▪	The estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any, and such secondary market prices, if any, will likely be lower than the initial issue price of your notes and may be lower than the estimated value of your notes. The estimated value of the notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the notes. Further, as secondary market prices of your notes take into account the levels at which our debt securities trade in the

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

secondary market, and do not take into account our various costs related to the notes such as fees, commissions, discounts, and the costs of hedging our obligations under the notes, secondary market prices of your notes will likely be lower than the initial issue price of your notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your notes, and any sale prior to the maturity date could result in a substantial loss to you.

▪	The temporary price at which we may initially buy the notes in the secondary market and the value we may initially use for customer account statements, if we provide any customer account statements at all, may not be indicative of future prices of your notes. Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market (if Barclays Capital Inc. makes a market in the notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the notes on the pricing date, as well as the secondary market value of the notes, for a temporary period after the initial issue date of the notes. The price at which Barclays Capital Inc. may initially buy or sell the notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your notes.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

S&P 500® Index Overview

The underlier consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the underlier, see “Indices—The S&P U.S. Indices” in the accompanying underlying supplement.

Information about the underlier as of market close on March 12, 2024:

Bloomberg Ticker Symbol:	SPX	52 Week High:	5,175.27
Current Closing Level:	5,175.27	52 Week Low:	3,891.93
52 Weeks Ago (3/14/2023):	3,919.29

The following table sets forth the published high, low and period-end closing levels of the underlier for each quarter for the period of January 2, 2019 through March 12, 2024. The associated graph shows the closing levels of the underlier for each day in the same period. The closing level of the underlier on March 12, 2024 was 5,175.27. We obtained the closing levels of the underlier from Bloomberg Professional® service, without independent verification. Historical performance of the underlier should not be taken as an indication of future performance. Future performance of the underlier may differ significantly from historical performance, and no assurance can be given as to the closing level of the underlier during the term of the notes, including on the valuation date. We cannot give you assurance that the performance of the underlier will result in investors receiving a payment at maturity greater than the stated principal amount.

S&P 500® Index	High	Low	Period End
2019
First Quarter	2,854.88	2,447.89	2,834.40
Second Quarter	2,954.18	2,744.45	2,941.76
Third Quarter	3,025.86	2,840.60	2,976.74
Fourth Quarter	3,240.02	2,887.61	3,230.78
2020
First Quarter	3,386.15	2,237.40	2,584.59
Second Quarter	3,232.39	2,470.50	3,100.29
Third Quarter	3,580.84	3,115.86	3,363.00
Fourth Quarter	3,756.07	3,269.96	3,756.07
2021
First Quarter	3,974.54	3,700.65	3,972.89
Second Quarter	4,297.50	4,019.87	4,297.50
Third Quarter	4,536.95	4,258.49	4,307.54
Fourth Quarter	4,793.06	4,300.46	4,766.18
2022
First Quarter	4,796.56	4,170.70	4,530.41
Second Quarter	4,582.64	3,666.77	3,785.38
Third Quarter	4,305.20	3,585.62	3,585.62
Fourth Quarter	4,080.11	3,577.03	3,839.50
2023
First Quarter	4,179.76	3,808.10	4,109.31
Second Quarter	4,450.38	4,055.99	4,450.38
Third Quarter	4,588.96	4,273.53	4,288.05
Fourth Quarter	4,783.35	4,117.37	4,769.83
2024
First Quarter (through March 12, 2024)	5,175.27	4,688.68	5,175.27
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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Underlier Historical Performance*— January 2, 2019 to March 12, 2024

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Additional Information about the Notes

Please read this information in conjunction with the terms on the cover page of this document.

Additional provisions:
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:

There is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority. You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The discussion below applies to you only if you are an initial purchaser of the notes; if you are a secondary purchaser of the notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, we intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. The remainder of this discussion assumes that this treatment is correct.

Assuming that our treatment of the notes as contingent payment debt instruments is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the notes prior to maturity. Upon a sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the amount payable at maturity is treated as becoming fixed prior to maturity. You should consult your tax advisor concerning the application of these rules.

Because our intended treatment of the notes as CPDIs is based on current market conditions, we may determine an alternative treatment is more appropriate based on circumstances at the time of pricing. Our ultimate determination will be binding on you, unless you properly disclose to the Internal Revenue Service (the “IRS”) an alternative treatment. Also, the IRS may challenge the treatment of the notes as CPDIs. If we determine not to treat the notes as CPDIs, or if the IRS successfully challenges the treatment of the notes as CPDIs, then the notes should be treated as debt instruments that are not CPDIs and, unless treated as issued with less than a specified de minimis amount of original issue discount, could (depending on the facts at the time of pricing) require the accrual of original issue discount as ordinary interest income based on a yield to maturity different from (and possibly higher than) the comparable yield. Accordingly, under this treatment, your annual taxable income from (and adjusted tax basis in) the notes could be higher or lower than if the notes were treated as CPDIs, and any loss recognized upon a disposition of the notes (including upon maturity) would be capital loss, the deductibility of which is subject to limitations. Accordingly, this alternative treatment could result in adverse tax consequences to you.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the payment at maturity over the face amount of the notes, although the IRS could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2025 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the notes.

The discussions in the preceding paragraphs, when read in combination with the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Comparable yield and projected payment schedule:

If the notes were priced on March 13, 2024, the “comparable yield” for the notes would be a rate of 5.27% per annum (compounded semi-annually); however, the comparable yield applicable to the notes will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $1,169.23 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.

The following table states the amount of taxable interest income (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a note) that will be deemed to have accrued with respect to a note for each accrual period based upon the comparable yield and projected payment schedule set forth above.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per note)	Total Interest Deemed to Have Accrued from Original Issue Date (per note)
April 3, 2024 through December 31, 2024	$39.57	$39.57
January 1, 2025 through December 31, 2025	$55.51	$95.08
January 1, 2026 through December 31, 2026	$58.47	$153.55
January 1, 2027 through April 5, 2027	$15.68	$169.23
Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual cash settlement amount that we will pay on the notes.
Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:

The net proceeds we receive from the sale of the notes will be used for various corporate purposes as set forth in the prospectus and prospectus supplement and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

We, through our subsidiaries or others, hedge our anticipated exposure in connection with the notes by taking positions in futures and options contracts on the underlier and any other securities or instruments we may wish to use in connection with such hedging. Trading and other transactions by us or our affiliates could affect the value of the underlier, the market value of the notes or any amounts payable on your notes. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement.

ERISA:	See “Benefit Plan Investor Considerations” in the accompanying prospectus supplement.

This document represents a summary of the terms and conditions of the notes. We encourage you to read the accompanying prospectus, prospectus supplement and underlying supplement for this offering, which can be accessed via the hyperlinks on the cover page of this document.

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Market-Linked Notes Based on the Value of the S&P 500® Index due April 5, 2027

Supplemental Plan of Distribution

Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) and its financial advisors will collectively receive from the agent, Barclays Capital Inc., a fixed sales commission for each note they sell, and Morgan Stanley Wealth Management will receive a structuring fee for each note, in each case as specified on the cover page of this document.

March 2024	Page 18